Filed by Slack Technologies, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Slack Technologies, Inc.

Commission File No.: 001-38926

This filing relates to the proposed merger of Slack Technologies, Inc., a Delaware Corporation (“Slack”), with Skyline Strategies I Inc. (“Merger Sub I”), a Delaware corporation and a wholly owned subsidiary of salesforce.com, inc., a Delaware corporation (“Salesforce”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of December 1, 2020, by and among Salesforce, Merger Sub I, Skyline Strategies II LLC, a Delaware corporation and a wholly owned subsidiary of Salesforce, and Slack.

The following article published in The Information on December 3, 2020 was made available in connection with the transaction.

Slack CEO Downplays Microsoft as Factor in Salesforce Deal

by Kevin McLaughlin

Before word of Salesforce’s planned acquisition of Slack leaked last week, investor sentiment about the workplace chat provider had decidedly soured, causing its stock to lose about a quarter of its value since Slack went public in June of last year. A big reason was competition from Microsoft, that old bogeyman for any upstart in the market for productivity applications.

But Slack CEO Stewart Butterfield, in an interview on Wednesday evening with The Information, bristled at the notion that Microsoft can squash Slack with Teams, its workplace collaboration product, by leveraging its vast sales and marketing muscle. “It almost seems sometimes like it’s a matter of faith for people,” Butterfield said. “It’s not based on any empirical evidence—it’s just people think Microsoft is a bigger company, and they have a huge channel, and so they’ll inevitably win, despite the fact that we win.”

THE TAKEAWAY

•	Slack CEO says Microsoft’s Teams doesn’t appeal to young companies

•	Butterfield estimates nearly all tech companies going public this year use Slack

•	He expects Salesforce to continue Slack’s permanent remote work policy

In the interview—which took place the day after Salesforce announced it would pay an eye-popping price of nearly $28 billion for Slack—Butterfield discussed how the deal came together and why the company can thrive in the market regardless of the competition from Microsoft. Butterfield even talked about the likelihood that Slack’s permanent work-from-home policy, announced in June, will continue under Salesforce’s ownership.

Butterfield was most voluble on the subject of Microsoft, whose presence in collaboration software pundits and analysts saw as a catalyst for the Salesforce deal. Microsoft includes Teams as part of its subscription-based bundle of applications at no extra cost, which is a big reason why Slack has told European antitrust authorities that Microsoft is improperly tying Teams to the dominant application suite.

Microsoft’s behavior aside, Butterfield echoed his past comments about Slack’s bright prospects for growth. Slack has largely spread through word of mouth inside companies, he says, noting that many existing Microsoft corporate customers have also bought Slack’s software, a testimony to its popularity.

Butterfield also said that Slack has more relevance for a younger generation of startups, which could give it an advantage in the long term over Microsoft, whose Teams product lacks hipster appeal. “I feel pretty comfortable saying that 90% of all the [initial public offerings] this year are using Slack, and for the next generation of companies that are coming up, it could even be 100% of the IPOs—certainly all the tech IPOs,” said Butterfield. “So who’s gonna be in a better position ten years from now?”

While it’s true that Microsoft has a larger base of Fortune 500 customers, Slack has some marquee clients of its own, including IBM, Amazon, TD Ameritrade and Verizon, all of which have bought the software for all of their employees. Butterfield notes that a single version of Microsoft Teams is limited to 5,000 users and 200 channels, sections where groups of people talk about a specific topic. Slack’s paid versions impose no such limits, a company spokesperson said after the interview.

“There’s this narrative that Slack doesn’t have enterprise customers, when the truth is Microsoft’s product doesn’t scale to the enterprise,” Butterfield said. “You just can’t use Teams in the same way that people use Slack.”

Changing Battleground

As two icons of San Francisco’s urban tech scene, Salesforce and Slack have a long-standing relationship, having forged a partnership in 2016 that involved integrating their respective products to make it easier for their joint customers to do things like share data. Last October, they got even closer with an application called Salesforce for Slack, which lets customers access Salesforce records from inside Slack.

The acquisition came together in part due to Butterfield’s long history with Bret Taylor, Salesforce president and chief operating officer, who led the talks. Butterfield said that while the size of Salesforce’s offer was a factor, hearing Taylor’s plan for how Slack could continue to develop inside the larger company was also important.

“The size of the deal matters to me, obviously, as a fiduciary for shareholders and employees and customers and all that,” he said. “But it also matters in a different way, which is it has to work for them. It has to be transformative for this acquisition to be something that makes sense.”

Slack has in recent years reportedly rebuffed acquisition offers from multiple large companies, including Microsoft, but Butterfield said none of those approaches led to serious talks about a deal.

Being part of a company with much deeper sales and marketing sources will help Slack, Butterfield said, though he insisted that’s not what clinched the deal. “Salesforce has a much bigger go-to-market machine than we do, and I think we’ll benefit from that,” said Butterfield. “But that’s definitely not the justification or the reason for this acquisition, because that just wouldn’t make economic sense for them. There’s not that much of a boost they can give.”

Owning Slack will enable Salesforce’s developers to more easily build applications that include a real-time collaboration component. That will be useful in common scenarios companies face at the end of fiscal quarters, when communication between departments within companies takes on greater importance, according to Butterfield.

“At the close of the quarter for every enterprise software company, there’s this chaos of, ‘Did the signed order form come across?’ Those conversations…can pull in legal finance, accounting, sales, operations, sales leadership, the account executives and the security team,” Butterfield said. “I think we will provide for Salesforce an avenue for the distribution of all this platform power; they feel like we’re right on the cusp of this.”

Growth Misconceptions

Still, the deal won’t eliminate questions about Slack’s slowing growth rate. The company reported quarterly revenue growth of 50% and 49% in the two quarters since the pandemic-related lockdowns began in March, a figure that dropped to 39% in its most recent quarter.

One reason for the decline is that Slack has a lot of small- and medium-size customers that are laying off employees and cutting back on spending, Butterfield said. Investors have been far more lukewarm on Slack than on Zoom, the hot videoconferencing company that has posted triple-digit growth in every quarter since the pandemic started.

But Butterfield cited other statistics that he believes paint a more bullish picture for Slack. The company’s number of paying customers, for example, rose 35% to more than 142,000, compared to 30% and 28% in its September and June quarters, respectively. He said that Slack is seeing growing customer demand for Connect, a product that lets up to 20 companies work together on its service and that is central to its mission of landing large customers.

Salesforce has said it will allow Slack to continue operating independently, and Butterfield believes that will include letting Slack employees to continue working remotely if they want to.

“My impression is that they’re in exactly the same place,” he said of Salesforce’s view of the remote work policy. “I mean, they shut down their San Francisco office the day before we did. They had a much higher proportion of their workforce remote than we did going into all this. We had three or four percent and I think they had like 10 or more percent.”

There are significant differences in the publicly announced remote work policies for the two companies, though. Salesforce has previously said that it will continue letting its employees work from home until at least the end of next July. In June, Slack said that most of its employees will have the option of permanently working from home.

While Slack is in the process of reorganizing itself around remote work, Butterfield said it will also keep some of its offices open for employees who prefer to work that way.

“There absolutely will be people going to the office, and there’s people who like to do it, but I think it’s 10% to 15% of people who will want to be in the office every day,” Butterfield said. “The overwhelming majority of people want flexibility.”

Forward-Looking Statements

This communication relates to a proposed business combination transaction between Salesforce.com, Inc. (“Salesforce”) and Slack Technologies, Inc. (“Slack”). This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Salesforce or Slack stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; the effect of the announcement of the merger on the ability of Salesforce or Slack to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Salesforce or Slack do business, or on Salesforce’s or Slack’s operating results and business generally; risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; the outcome of any legal proceedings related to the merger; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability of Salesforce to successfully integrate Slack’s operations; the ability of Salesforce to implement its plans, forecasts and other expectations with respect to Salesforce’s business after the completion of the transaction and realize expected synergies; and business disruption following the merger. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and proxy statement/prospectus that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Salesforce’s and Slack’s respective periodic reports and other filings with the SEC, including the risk factors identified in Salesforce’s and Slack’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Salesforce nor Slack undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, Salesforce intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Slack and that also constitutes a prospectus of Salesforce. Each of Salesforce and Slack may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Salesforce or Slack may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Salesforce and Slack. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about Salesforce, Slack and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Salesforce will be available free of charge on Salesforce’s website at www.salesforce.com/investor or by contacting Salesforce’s Investor Relations department at investor@salesforce.com. Copies of the documents filed with the SEC by Slack will be available free of charge on Slack’s website at investor.slackhq.com or by contacting Slack’s Investor Relations department at ir@slack.com.

Participants in the Solicitation

Salesforce, Slack and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Salesforce, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Salesforce’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 1, 2020, and Salesforce’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 5, 2020, as well as in a Form 8-K filed by Salesforce with the SEC on June 1, 2020. Information about the directors and executive officers of Slack, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Slack’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 5, 2020, and Slack’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 12, 2020. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Salesforce or Slack using the sources indicated above.